

Mail Stop 3030

April 7, 2016

Via E-mail
Prokopios (Akis) Tsirigakis
Chief Executive Officer
Stellar Acquisition III Inc.
90 Kifissias Avenue
Maroussi 15125
Athens, Greece

> **Re:** **Stellar Acquisition III Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted March 21, 2016**
> **CIK No. 0001665300**

Dear Mr. Tsirigakis:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   We note your response to prior comment 1. If you elect to highlight the positive aspects of the businesses with which your management was affiliated, please balance your disclosure with equally prominent disclosure about negative developments. For example, we note your references here to the amounts raised for Nautilus Marine and Star Maritime, the size of the subsequent business combinations and your references on page 87 to your cargo capacity. Please balance your disclosure by including disclosure regarding any post-combination difficulties, including issues related to profitability, if applicable.

We face risks related to companies in the vessel transport industry, page 48

2.   It appears that your co-chief executive officers were founders, officers or directors of two
        blank check companies that consummated business combinations with companies that
        operated a fleet of offshore service vessels and dry bulk carrier vessels, respectively.
        Given each individual's history of using blank check companies to acquire these types of
        vessels, tell us whether you considered adding risk factors that highlight the material risks
        concerning companies that use such vessels.

Management, page 87

3.   We note your response to prior comment 14. Revise the disclosure on page 87 to clarify
        the relationship, if any, between Mr. Tsirigakis and Nautilus Offshore Services and
        DryShips since November 24, 2015. Also, revise the disclosure in this section
        concerning Messrs. Tsirigakis and Syllantavos to disclose their business experience with
        the entities mentioned in footnotes (3) and (4) on page 96.

4.   We note your response to prior comment 15. Disclose the benefits received by Messrs.
        Tsirigakis, Syllantavos and Argyros from their association with companies that had a
        business plan similar to your business plan.

5.   Please expand the disclosure in this section about the business experience of Mr.
        Syllantavos to disclose the accumulated deficit of BTHC X, Inc. as of December 31,
        2015 and the "going concern" language in the financial statements and auditor's report.

Certain Relationships and Related Party Transactions, page 99

6.   We note your response to prior comment 18. Please identify the related parties who will
        purchase in the private placement.

        You may contact Eric Atallah at (202) 551-3663 or Jay Webb, Senior Accountant, at
(202) 551-3603 if you have questions regarding comments on the financial statements and
related matters. Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel,
at (202) 551-3314 with any other questions.

                                            Sincerely,

                                            /s/ Daniel Morris for

                                            Amanda Ravitz
                                            Assistant Director
                                            Office of Electronics and Machinery

cc: Stuart Neuhauser, Esq.